Better Health, Brighter Future TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW Takeda’s executive compensation structure reflects our position as a patient-focused, values-based, R&D- driven global biopharmaceutical company. We have an experienced and diverse Takeda Executive Team representing eleven nationalities and located in four countries. Approximately 50% of our revenue is generated from the United States and approximately 40% of our employees are located in the United States. COMPENSATION PAY FOR PERFORMANCE PHILOSOPHY AND OBJECTIVES Our executive compensation strategy is designed to closely link pay with performance and increases in long- term shareholder value while minimizing excessive risk-taking. To help us accomplish these important objectives, we have adopted the following policies and practices over time: What We Do Beginning in April 2020, employ a robust incentive recoupment (i.e. clawback) policy, further enhancing our ability to recoup compensation Beginning in Fiscal Year 2019, utilize a total shareholder return metric in the performance share unit program to align the payout with long-term stock performance and shareholder experience Beginning in Fiscal Year 2019, established share retention policies Conduct competitive benchmarking to ensure Internal Director (and executive team) compensation is aligned to market Include caps on annual cash incentive and performance share unit program payouts Align Internal Director and (executive team) short-term incentive and long-term incentive with company performance Actively engage with our shareholders Tie majority of Internal Director (and executive team) compensation to long-term performance Engage independent compensation consultants What We Don’t Do No automatic or guaranteed annual salary increases No guaranteed bonuses or long-term incentive awards No above median targeting of Internal Director compensation

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 2 Takeda’s Total Rewards Philosophy: We achieve these objectives through a balanced combination of the following three primary components of our executive compensation structure: Base Salary: A fixed cash compensation amount that is competitive within the markets in which we compete for talent. Short-Term Incentive (“STI”): An annual cash bonus opportunity with payout levels based on degree of achievement of pre-established annual performance goals. The STI plan is designed to focus the entire team on shared annual company performance goals and specific group goals. It is important to note that the STI plan extends beyond the Internal Directors and Takeda Executive Team to over 18,000 employees globally, uniting leaders and plan participants with a common vision of delivering therapies for patients and value to shareholders. Long-Term Equity Incentives (“LTI”): The greatest emphasis among the three components is placed on longer-term incentives, in order to focus and align our Internal Directors (and Takeda Executive Team) upon achievement of increased long-term shareholder value. LTI compensation takes two forms: performance share units (subject to performance based vesting requirements) (“PSU”) and restricted stock units (subject to service-based vesting requirements) (“RSU”). The mix of compensation for our Internal Directors (and Takeda Executive Team) reflects Takeda’s desire to link executive compensation with individual, executive group, and company performance. A substantial portion of the target pay for executives is performance-based. The annual STI and LTI PSU payouts are contingent upon company performance, with the STI factoring in performance over a one-year period, and LTI PSU compensation factoring in performance over a three-year period (as described below).

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 3 FY 2020 CEO Pay Mix: The chart below depicts the annualized mix of target compensation for Takeda’s CEO: CEO Contractual Agreements Effective September 2020, Takeda updated the contractual arrangements for Christophe Weber to appropriately reflect his approximate work allocation between the company’s offices in Japan and the United States. As it was anticipated that Mr. Weber will continue to spend more time in the United States with the company’s global team presence in the Boston area, the company entered into two separate agreements with Mr. Weber. The first agreement, representing 75% of Mr. Weber’s work allocation in Japan, is a Mandate Agreement made between Takeda Pharmaceutical Company Limited and Mr. Weber, that describes the terms and compensation arrangements for his role as Representative Director and Chief Executive Officer of the company. Under this Mandate agreement, 75% of Mr. Weber’s base salary and short-term incentives are payable from Takeda Pharmaceutical Company Limited. In addition, 100% of his long-term incentives are granted from Takeda Pharmaceutical Company Limited. The second agreement, representing 25% of Mr. Weber’s work allocation in the United States, is an Employment Agreement made between Takeda Pharmaceutical U.S.A. Inc. (“TPUSA”) and Mr. Weber, that describes the terms and compensation arrangements for his role as Head of Global Business of TPUSA. Under this employment agreement, 25% of Mr. Weber’s base salary and short-term incentives are payable from TPUSA. Furthermore, none of his LTI are granted from TPUSA. These agreements were designed to split the compensation for Mr. Weber according to his work allocation and were not intended to increase any portion of his compensation. Accordingly, the total amount of compensation, etc. paid to Mr. Weber from the company and Takeda group companies does not increase due to his concurrent duties of Head of Global Business of TPUSA and the Compensation Committee reviewed and confirmed the entire amount provided under both agreements. The total amount of individual Director’s Base Salary 12% STI 18% LTI 70%

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 4 compensation is disclosed in the company’s Annual Securities Report submitted after its General Meeting of Shareholders. COMPENSATION PROGRAM OVERSIGHT Role of the Compensation Committee The Board of Directors (the “Board”) has delegated to the Compensation Committee (the “Committee”) (an advisory committee of the Board) the authority to determine compensation for Internal Directors (who are not Audit and Supervisory Committee members). The Committee consists of four Independent External Directors. For Fiscal Year 2020, Compensation Advisory Partners and Pay Governance (collectively the “Consultants”) provided advice and assistance to the Committee in its review of compensation structure and strategy. The Consultants attended select meetings at the invitation of the Committee, assisted the Committee with analyzing competitive peer company market data and relevant information relating to the company’s compensation programs, and reported to the Committee regarding market trends and technical developments. In addition, members of our management team keep abreast of developments in compensation matters and participate in the gathering and presentation of data related to these matters as requested by the Committee. Process of Determining Compensation The level of compensation and the mix of compensation for Internal Directors are reviewed and established each year by the Committee. The process begins with a consideration of compensation levels and the mix of compensation for comparable executives at companies in Takeda’s Fiscal Year Peer Group (see below). After this benchmark review, the committee establishes Internal Director compensation: base salary adjustments, annual short-term incentive, and long-term incentive awards; relative to the peer median in each instance. Awards can be differentiated from the peer compensation levels based on each Internal Director’s individual performance, experience, leadership, and contributions to Takeda’s business and strategic performance. The Committee also provides advice to the Board in determining the compensation of Board members who are not members of the Audit and Supervisory Committee. Comparative Framework Individual compensation levels and opportunities are compared to a peer group of global pharmaceutical companies approved by the Committee and the Board to ensure our compensation programs and levels are competitive to attract and retain key talent in the global pharmaceutical market. Although the Committee considers the compensation practices of peer companies, it does not make any determinations or changes in compensation in reaction to the market data alone. The Fiscal Year 2020 Takeda Peer Group included the following companies:

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 5 Fiscal Year 2020 Takeda Peer Group AbbVie (United States) Amgen (United States) Astellas (Japan) AstraZeneca (United Kingdom) Bristol-Myers Squibb (United States) Eli Lilly (United States) Gilead Sciences (United States) GlaxoSmithKline (United Kingdom) Johnson & Johnson (United States) Merck & Co (United States) Merck Group (Germany) Novartis (Switzerland) Pfizer (United States) Roche (Switzerland) Sanofi (France) The Takeda Fiscal Year 2021 Peer Group will remain the same as the Takeda Fiscal Year 2020 Peer Group. Key Performance Indicator Determination Each year, the Committee and the Board review and establish the annual Key Performance Indicators (“KPI”) used for the STI plan and for the LTI PSU plan. The KPIs included in the STI and LTI PSU plans were carefully evaluated by the Committee before being approved by the Board. Takeda believes these KPIs enable the organization to focus on growth, profitability, pipeline performance, expense management and shareholder value creation. Furthermore, the KPIs determined by the Committee are consistent with Takeda’s peer group. The Committee and the Board reference the annual operating plan to establish performance targets and to assess the relative weighting for each KPI. Underlying KPIs reflect the understanding that divestitures and significant events will impact the evaluation of the respective KPI over the performance period and enables required adjustments. Both the STI and the LTI plans are designed in a way that allows participants to be rewarded for delivering strong results for shareholders if Takeda exceeds the plan targets. Conversely, if Takeda does not achieve targets, participants will receive a below target payout. If performance is below threshold, participants receive a 0% payout for that KPI. The maximum payout participants can receive under the plans is 200% of target. Adjustments to Key Performance Indicators The KPIs upon which incentive compensation payouts are determined may be adjusted to eliminate the distorting effect of unusual income or expense items. The adjustments are intended to: • align award payments with the underlying performance of the core business; • avoid volatile, artificial inflation or deflation of awards due to unusual items in the award year, and, where relevant, the previous (comparator) year; • eliminate certain counterproductive short-term incentives; and • facilitate comparisons with peer companies.

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 6 The Committee reviews and approves adjustments, including but not limited to, the impact of significant acquisitions or divestitures, the impact of share repurchases that differ significantly from business plan, and large swings in foreign exchange rates. The Committee also has general authority to apply downward (but not upward) discretion to STI and LTI PSU payouts for individual Internal Directors. COMPONENTS OF THE COMPENSATION PROGRAM Base Salary The Committee sets appropriate levels of base salary for the CEO and other Internal Directors to ensure that Takeda can attract and retain a global leadership team that will continue to meet our commitments to customers and patients and sustain long-term profitable growth for our shareholders and lead and grow the scale, size, and complexity of the business. Base salary is established for the CEO and each Internal Director relative to his or her market benchmark based on their respective performance (including ES&G individual objectives), experience, unique skills, internal equity with others at Takeda, and the company’s operating budget. Short-Term Incentive Plan Takeda’s STI framework aligns cash rewards with key measures of success over a one-year period. For the CEO, Fiscal Year 2020 performance was based 100% on corporate KPIs. The STI for other Internal Directors (and Takeda Executive Team), was based on 75% corporate KPIs and 25% divisional KPIs. The STI program was structured in this manner so that program participants have a clear line of sight to both company and divisional results, aligned with Takeda’s annual operating goals, in order to create value for our shareholders. As stated earlier, the STI Plan extends beyond the Takeda Executive Team to over 18,000 employees globally which unites leaders and plan participants with a common vision of delivering therapies for patients and value to shareholders. Internal Director STI target amounts are set as a percentage of base salary. For Fiscal Year 2020, Mr. Weber’s STI target is 150% of base salary.

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 7 Fiscal Year 2020 Short-Term Incentive Results The chart below summarizes the Fiscal Year 2020 KPIs and performance ranges approved by the Committee and the Board for the short-term incentive plan: KPI Rationale Weight Measurement Threshold Target Maximum Underlying Revenue • Key indicator of growth, including pipeline delivery • Important measure of success within the industry 30% Performance Goal as a % of Target 97% 100% 105% STI Payout as a % of Target 40% 100% 200% Underlying Core Operating Profit • Measure of margin achievement while ensuring expense discipline • Reflects synergy capture • Communicated to shareholders as a key measure of Takeda success post Shire acquisition 40% Performance Goal as a % of Target 95% 100% 115% STI Payout as a % of Target 50% 100% 200% Underlying Core EPS • Aligns participants with shareholders • Communicated to shareholders as a key measure of Takeda success post Shire acquisition 30% Performance Goal as a % of Target 95% 100% 115% STI Payout as a % of Target 50% 100% 200% The annual STI cash payout is calculated as follows:

TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

The Committee approved the a Corporate STI Multiple for Fiscal Year 2020 of 128.1% for Internal Directors (and Takeda Executive Team) as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI	Rationale	Weight	Target	Result	Performance	Score	Weighted Score
Underlying Revenue	• Key indicator of growth, including pipeline delivery • Important measure of success within the industry	30%	3,310.5 billion JPY	3,327.2 billion JPY	100.5%	110.1%	33.0%
Underlying Core Operating Profit	• Measure of margin achievement while ensuring expense discipline • Reflects synergy capture • Communicated to shareholders as a key measure of Takeda success post acquisition	40%	972.2 billion JPY	1,005.9 billion JPY	103.5%	123.1%	49.2%
Underlying Core EPS	• Aligns participants with shareholders • Communicated to shareholders as a key measure of Takeda success post acquisition	30%	410 JPY	442 JPY	107.9%	152.9%	45.9%
						Corporate STI Multiple	**128.1%**

Announced divestiture products are adjusted out from Underlying P&L. The adjustments are made on a full year basis for the year of divestiture as well as previous year for a "like for like" comparison.

In the Notice of Convocation of the 145th Ordinary Meeting of Shareholders, Takeda proposes to pay bonuses up to 500 million JPY (excluding bonuses paid to the relevant Directors for their work as employees) to Christophe Weber, Costa Saroukos, and Masato Iwasaki based upon the STI plan performance summarized above. At the 144th Ordinary Meeting of Shareholders bonuses of up to 1,100 million JPY were approved by shareholders for Christophe Weber, Costa Saroukos, and Masato Iwasaki. The lower corporate STI multiple versus FY2019and the phase out of the one-time integration bonus plan is the primary impact on the decrease of bonuses from the 144th meeting to the 145th meeting.

Long-Term Incentive Plans

The LTI framework aligns the Internal Directors (and Takeda Executive Team) with the long-term strategy and shareholder returns while promoting the retention of critical global executive talent. In Fiscal Year 2020, as in Fiscal Year 2019, 60% of the LTI program is delivered in PSUs and 40% in RSUs.

Fiscal Year 2020-2022 PSU Award

PSUs will be earned based on financial performance, strategic pipeline objectives and stock price performance relative to peers. For Fiscal Year 2020, the Committee and Board approved the following KPIs for the Fiscal Year 2020-2022 PSU:

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

KPI	Weight	Rationale
3-year Accumulated Underlying Revenue	25%	• Aligns with investor expectations • Focuses participants on continued growth and pipeline delivery • Important measure of success within the industry
Point in time Core Operating Profit Margin (at end of performance period)	25%	• Measures quality of the earnings over the performance period • High shareholder expectation for strong earnings growth
3-year Accumulated Free Cash Flow	25%	• Focuses participants on cash generation and paying down debt following the Shire acquisition
Pivotal Study Start	25%	• Reflects future strength of Takeda's overall performance through delivery of innovative research and development programs • Underscores our commitment to patients
3-year Relative TSR	Modifier +/-20%	• Aligns payout from our performance share plan with the shareholder experience • Only applies if absolute TSR is positive

After measuring performance under the financial and non-financial metrics outlined above, Takeda will assess the Total Shareholder Return ("TSR") performance relative to our Fiscal Year 2020 Takeda Peer Group.

Relative TSR can modify the final LTI PSU payout (up or down) by 20 percentage points. If absolute TSR performance is negative but Takeda outperforms our peers, a positive adjustment would not be made to the performance share payout factor. The chart below is the TSR goal for the Fiscal Year 2020-2022 performance cycle:

Percentile Rank	Modifier
80th and Above	+20%
60th to 79th	+10%
40th to 59th (median)	No adjustment
20th to 39th	-10%
19th and Below	-20%

(3-year Accumulated Underlying Revenue (25%) + Point in time Core Operating Profit Margin (at end of performance period) (25%) + 3-year Accumulated Free Cash Flow (25%) + Pivotal Study Start (25%)) X TSR Modifier (80% to 120%)

Fiscal Year 2018- 2020 PSU Award Targets and Outcomes/Results

Takeda has two outstanding PSU awards that were granted to Internal Directors (and Takeda Executive Team) prior to the Shire acquisition: the (i) FY 2018-2020 PSU and (ii) FY 2019-2021 PSU. The KPIs, which were

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

set based on legacy Takeda performance goals, have a combination of financial and R&D metrics: Total 3-year Accumulated Underlying Revenue (20%); Total 3-year Accumulated Operating Free Cash Flow (20%); Total 3-year Accumulated Earnings Per Share (20%) and POC&C[1] Target (40%). These KPI targets were fully aligned to Legacy Takeda FY2018-2020 MRP[2] (for FY 2018 Grant) and FY2019-2021 MRP (for FY 2019 Grant) and all targets were based on legacy Takeda only. With the acquisition, Takeda nearly doubled in size and measuring performance of the combined company at the end of the three-year period relative to the already established performance goals would likely exceed the maximum on the financial KPIs. Accordingly, the FY 2018-2020 PSU goals were recalibrated by using the legacy Takeda goals for the FY 2018 performance measurement periods and the combined company goals for the FY 2019 and FY2020 performance measurement period.

The chart below summarizes Takeda's KPIs and performance ranges for the Fiscal Year 2018-2020 PSUs:

KPI	Measurement	Threshold	Target	Maximum
3-year Accumulated Underlying Revenue	Performance Goal as a % of Target	90%	100%	110%
	PSU Payout as a % of Target	0%	100%	200%
3-year Accumulated Operating Free Cash Flow*	Performance Goal as a % of Target	75%	100%	125%
	PSU Payout as a % of Target	0%	100%	200%
3-year Accumulated reported EPS*	Performance Goal as a % of Target	70%	100%	130%
	PSU Payout as a % of Target	0%	100%	200%
R & D Target **	PSU Payout as a % of Target	0%	100%	200%

* Excludes FX impact.

** We are not disclosing our target goals for our 3-year pipeline performance metric to prevent competitive harm to our future performance.

The number of units earned by the participant is calculated as follows:

Target Number of Units	**X**	**PSU Multiple**	**=**	**PSUs Earned**

[1] Proof of Concept & Competitiveness which is consistent with pivotal study start.
[2] Mid-Range Plan.

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

The Committee approved a PSU Multiple for Fiscal Year 2018-2020 PSU of 146.1% for Internal Directors (and Takeda Executive Team) as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI	Weight	Target	Result	Performance	Score	Weighted Score
3-year Accumulated Underlying Revenue: Legacy Takeda FY2018	6.7%	1,686.5 billion JPY	1,762.3 billion JPY	104.5%	145.0%	9.7%
3-year Accumulated Underlying Revenue: Combined Company FY2019 and FY2020	13.3%	6,360 billion JPY	6,570 billion JPY	103.3%	133.0%	17.7%
3-year Accumulated Operating Free Cash Flow*: Legacy Takeda FY2018	6.7%	109.4 billion JPY	198.8 billion JPY	181.7%	200.0%	13.3%
3-year Accumulated Operating Free Cash Flow*: Combined Company FY2019 and FY2020	13.3%	810.5 billion JPY	1,125.9 billion JPY	138.9%	200.0%	26.7%
3-year Accumulated reported EPS*: Legacy Takeda FY2018	6.7%	155 JPY	402 JPY	259.8%	200.0%	13.3%
3-year Accumulated reported EPS*: Combined Company FY2019 and FY2020	13.3%	-308 JPY	293 JPY	295.1%	200.0%	26.7%
R & D Target**	40.0%	-	-	99.5%	96.8%	38.7%
PSU Multiple						**146.1%**

* Excludes FX impact.

** We are not disclosing our target goals for our 3-year pipeline performance metric to prevent competitive harm to our future performance.

The Fiscal Year 2019 Accumulated Underlying Revenue Combined Company target was established at the beginning of the performance period and was based on the Takeda annual operating plan. Based on data available at the time, Velcade was projected to be impacted by generic entry. However, anticipated generic entry did not materialize, and Takeda experienced unexpected upside from Velcade. In FY19, management recommended to the Committee and the Board that the PSU Multiple be calculated without the impact of the Velcade upside. As such, only the FY2019 Accumulated Underlying Revenue KPI targets and results exclude in the impact of Velcade.

Fiscal Year 2019-2021 Special Integration PSU Award

For Fiscal Year 2019, Takeda granted a one-time special integration PSU award to the Internal Directors (and Takeda Executive Team). This LTI PSU award focuses participants on the achievement of key integration milestones over the next three years. The Committee and the Board approved three financial KPIs to measure the success of the integration in each of the next three fiscal years:

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

KPI	Weight	Rationale
FY 2019 – 2021 underlying operating expense	33.3%	• Provides direct line of sight to encourage the business to manage expenses during integration to help deliver our margin commitments
FY 2019 – 2021 integration costs	33.3%	• Maintains a sharp focus on managing one-time integration costs
Point in time net debt to adjusted EBITDA ratio	33.3%	• Supports our commitment to shareholders to drive down our net debt to adjusted EBITDA ratio meaningfully during the first three to five years post Shire acquisition

The Special Integration PSU award vesting is determined annually at the conclusion of Fiscal Years 2019, 2020 and 2021, based on the respective KPI target achievement for the respective fiscal year. KPIs for the Special Integration PSU program are based on internal forecasts for each measure. The maximum payout participants can achieve under the plan is 200% of target. If Takeda's performance is at or below threshold participants would receive a 0% payout for that KPI. The KPIs under the Special Integration PSU program focus on expense management and, as such, lower expenses, costs and ratios that reflect stronger performance would result in an above target payout.

Fiscal Year 2019-2021 One-Time Integration Long-Term Incentive Targets Outcomes/Results (Year 2, Fiscal Year 2020)

The chart below summarizes the KPI metrics and performance ranges for the 2019-2021 special integration plan:

Metric	Weight	Measurement	Threshold	Target	Maximum
FY 2019 – 2021 underlying operating expense	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%
FY 2019 – 2021 integration costs	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%
Point in time net debt to adjusted EBITDA ratio	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%

The number of units earned by the participant is calculated as follows:

Target Number of Units	X	Special Integration PSU Multiple – Year 1	=	Special Integration PSUs Earned – Year 1

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

The Committee approved a Special Integration PSU Multiple for Fiscal Year 2020 of 180.7% as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI	Weight	Target	Results	Performance	Score	Weighted Score
FY 2019 – 2021 underlying operating expense (FY 2020)	33.3%	-1,485.9 billion JPY	-1,388.3 billion JPY	+6.6%	165.7%	55.2%
FY 2019 – 2021 integration costs (FY 2020)	33.3%	-84.5 billion JPY	-78.1 billion JPY	+7.7%	176.6%	58.9%
Point in time net debt to adjusted EBITDA ratio (FY 2020)	33.3%	4.00	3.20	+20.0%	200.0%	66.7%
	Special Integration PSU Multiple Year 2					**180.7%**

EXTERNAL DIRECTOR COMPENSATION

Takeda introduced External Director equity compensation in 2016 with an approximate pay mix of 75% cash and 25% long-term incentive (time-based restricted stock units) and the compensation level based on whether the Director resided in or outside of Japan. The program was modified in 2019 with a (i) mix of 50% cash and 50% long-term incentive (time-based restricted stock units), (ii) additional compensation for Chair roles and Audit & Supervisory Committee members, and (iii) a consistent compensation level regardless of the location of the Directors residence. The modifications were made to further strengthen the External Directors commitment to mid-term and long-term company value and their shares alignment with shareholder interests.

The level of compensation was determined based on the Fiscal Year Takeda Peer Group (see below). Beginning with the 2019 LTI grant, the annual grant cliff vests three years from the date of grant and external Directors are required to hold 75% of their vested LTI until they cease service as a director.

Cash 50%					
LTI 50%	Grant Year	Year 1	Year 2	Year 3 Vest	Time as a Director 75% share-holding requirement

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TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 14 FISCAL YEAR 2021 SHORT-TERM INCENTIVE AND LONG-TERM INCENTIVE COMPENSATION PLANS The Fiscal Year 2020, the Compensation Committee, in consultation with its compensation consultant, conducted a comprehensive review of Takeda’s KPIs with respect to the company’s business strategy and versus incentive plan practices among the peer group companies. As a result of this review, the Compensation Committee reviewed and approved the following changes to the Short-Term Incentive (“STI”) and Performance Share Units (“PSU”) KPIs for Fiscal Year 2021: • STI: addition of a 14 Global Brands and New Product Incremental Revenue KPI, removal of Underlying Core EPS KPI • PSU: addition of R&D KPI of Approvals These new KPIs were selected as they are aligned with Takeda’s business strategy in the following key areas: • 14 Global Brands: Emphasis on subset of revenue that is the key driver of future revenue growth • New Product Revenue: Key indicator of driving pipeline growth and commercial revenue success • R&D Approvals: Focus on the commercialization of our pipeline The Fiscal Year 2021 STI KPIs and respective weightings are as follows: • Underlying Revenue (45%) • 14 Global Brands + New Product Incremental Revenue (15%) • Underlying Core Operating Profit (40%) The Fiscal Year 2021-2023 PSU KPIs and respective weightings are as follows: • 3-year Accumulated Underlying Revenue (25%) • Core Operating Profit Margin (25%) • 3-year Accumulated Free Cash Flow (25%) • R&D Approvals (15%) • R&D Pivotal Study Start (10%) As in FY2020, Internal Director (and Takeda Executive Team) STI targets will not be enhanced for critical integration efforts as they were in Fiscal Years 2018 and 2019. The Takeda Fiscal Year 2021 Peer Group will remain the same as the Takeda Fiscal Year 2020 Peer Group.

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 15 SHAREHOLDING REQUIREMENT Takeda’s shareholding requirement is designed to further promote sustained shareholder return and to ensure the company's senior executives remain focused on both short- and long-term objectives. Beginning with LTI grants in 2019 and continuing in subsequent years, PSUs (not including the one-time Special Integration PSUs) and RSUs granted to Internal Directors (and Takeda Executive Team) are subject to a two-year holding period after vesting. LTI Vesting Schedule and Holding Requirement Grant Year Year 1 Year 2 Year 3 Year 4 Year 5 Restricted Stock Units 1/3 vest after 1-year Required to hold the shares for 2 years after vesting 1/3 vest after 2-years Required to hold the shares for 2 years after vesting 1/3 vest after 3-years Required to hold the shares for 2 years after vesting Performance Share Units Vest at the end of 3-year performance period based on achievement of KPI targets Required to hold the shares for 2 years after vesting Special Integration Performance Share Units Vest after 1- year based on achievement of KPI targets Vest after 2- years based on achievement of KPI targets Vest after 3- year based on achievement of KPI targets No holding requirement RECOUPMENT POLICY The Committee and Board adopted a clawback policy which provides that in the event of a significant restatement of financial results or/and significant misconduct, the independent external members of Takeda’s Board of Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the compensation received by any member of the Takeda Executive Team, any Internal Director on the Takeda’s Board of Directors, and any other individual designated by the independent external members of Takeda’s Board of Directors within the fiscal year, and the three (3) prior fiscal years, that the need for a significant restatement of financial results or significant misconduct was discovered. The policy was effective on April 1, 2020 and applies to short-term incentive compensation beginning with the Fiscal Year 2020 performance year and long-term incentive granted in Fiscal Year 2020 and continues to apply for all subsequent periods.

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 16 SHAREHOLDER ENGAGEMENT Takeda is committed to regular, ongoing engagement with shareholders to make sure that we continue to understand shareholder feedback and deepen shareholders’ understanding about topics including the company’s management policy, corporate governance, compensation, measures addressing environmental and social issues, strategies and current business status. In FY2020 Takeda had more than 500 meetings and conference calls with shareholders, investors and analysts. Their feedback helped inform the Compensation Committee’s continuous assessment of the compensation program design and ongoing discussions with shareholders.